Impact BioMedical Inc.

1400 Broadfield Blvd., Suite 130

Houston, TX 77084

Tel: (585) 325-3610

August 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re: Impact BioMedical Inc. Registration Statement on Form S-1 File No. 333-275062

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on August 12, 2024, or as soon thereafter as practicable.

Please contact Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at (917) 848-6325, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

IMPACT BIOMEDICAL INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer